April 12, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Exquisite Acquisition, Inc.

Registration Statement of Form S-1/A No. 2

Filed July 20, 2015

File No. 333-201697

To the men and women of the SEC:

On behalf of Exquisite Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated August 7, 2015 addressed to Mr. Thomas DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on July 20, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

General

1. We note that you have revised your disclosure to indicate that the proceeds from the sale of the shares in this offering will be payable to Adam S. Tracy, Esq. for the benefit of Exquisite Acquisition, Inc. and that all subscription funds will be held in trust in a non- interest bearing Trust Account at Fifth Third Bank. Rule 419(b)(1) of Regulation C requires that all securities issued by a blank check company and the gross proceeds from the offering shall be deposited into “(A) An escrow account maintained by an ‘insured depository institution,’ as that term is defined in section 3(c)(2) of the Federal Deposit Insurance Act …; or (B) A separate bank account established by a broker or dealer registered under the Exchange Act maintaining net capital equal to or exceeding $25,000 … in which the broker or dealer acts as trustee for persons having the beneficial interests in the account.” Please advise us how having the proceeds payable to Adam Tracy, Esq. and being held in trust at the Fifth Third Bank meets the requirements of Rule 419(b)(1). We may have further comment.

COMPANY RESPONSE

We no longer intend to utilize the services of Adam Tracy in regards to Escrow and have terminated our agreement with him to that extent. We now intend to utilize the services of attorney Ben Bunker as Escrow Agent. We have attached a new Rule 419 escrow agreement to the registration statement.

Summary Financial Information, page 7

2. Please amend your filing to update your summary financial information and your dilution information through May 31, 2015, the date of the latest financial statements included in the filing. Your discussion of financial condition and results of operations included in management’s discussion and analysis should also be revised to include a discussion of your financial condition and results of operations for the interim period ended May 31, 2015.

 COMPANY RESPONSE

We have updated our financial statements and the other relating disclosures.

Use of Proceeds, page 14

 3. We note that you have deleted the footnote 2 to remove the reference to deducting the $1,500 trust fee but that your Use of Proceeds table still shows a net offering proceed amount after the deduction of the $1,500 trust fee. Please revise your use of proceeds table to remove the deduction for the $1,500 trust fee or advise as appropriate.

COMPANY RESPONSE

We have revised the Use of Proceeds Table accordingly.

4. We note your response to comment 4 and we reissue the comment. Please provide your analysis of how release of your proceeds for working capital upon discovery of a probable acquisition as noted in footnote 1 to the Use of Proceeds table is consistent with Rule 419(e).

COMPANY RESPONSE

We have inserted language in Item 4, No. 2, Page 14 that Registrant may receive up to 10 percent of the proceeds remaining after payment of allowances permitted by Rule 419(b)(2)(vi) of the Securities Act of 1933 exclusive of interest or dividends, only after such time as the offering has been fully completed and escrow agent then receives a written request of the Registrant. We also have inserted language in No. 3 that the net funds cannot be released until we complete the requirements for the release of deposited and funds securities pursuant to Rule 419(e).

Dilution, page 15

5. We note that you use the net proceeds from the offering reflected in your Use of Proceeds table after the deduction of the $1,500 for trust fees for your calculations in this section. Please revise your amounts reflected as “net proceeds from this offering” or advise.

COMPANY RESPONSE

We have revised the amounts in the Use of Proceeds since there is no $1,500 fee or any other fee being deducted from the proceeds of the offering.

Prior and Current Blank Check Company Experience, page 26

6. We note your response to comment 10. Please briefly indicate that there is no public market for any of the noted entities in the table.

COMPANY RESPONSE

We have accordingly revised and added additional disclosure to the table on page 26 to reflect events that have transpired since the last S-1/A filing on behalf of the Company.

Exhibits

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

7. Please revise the consent to indicate that report of the independent registered public accounting firm is included in the amendment to the Form S-1 rather than incorporated by reference as it currently indicates.

COMPANY RESPONSE

Our previous PCAOB Auditor as denoted on page 25 of our Registration Statement declined to stand for reappointment since she was suspended to practice before the Commission. We had our newly appointed PCAOB Auditor audit both of our most recent fiscal year ends and provide a currently dated consent attached herein as exhibit 23.1.

Exhibit 99.1

8. We note that the company and Adam S. Tracy, Esq. entered into an Escrow Agreement. We also note that your prospectus talks about a trust account and indicates that Adam Tracy is a trust agent. Please revise as appropriate or advise.

COMPANY RESPONSE

Please see our Escrow Agreement with Mr. Bunker for the most relevant and current Agreement as we no longer are utilizing the services of Mr. Tracy for Escrow. We have removed any mention of Trust Agent and replaced such with Escrow Agent within the Registration Statement.

Exhibit 99.2

9. We note your response to comment 12. The Subscription Agreement indicates in section 1(b) to “Make Checks Payable to: Underhill Securities Corp ….” Please revise your subscription agreement as appropriate.

COMPANY RESPONSE

We have revised the Subscription Agreement to indicate that checks will made payable to Mr. Ben Bunker, Esq. fbo Exquisite Acquisition Inc.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 12, 2015

/s/ Thomas DeNunzio

Thomas DeNunzio

President& CEO